Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
The following is a transcript of a video of Dan Warmenhoven posted on YouTube on May 21, 2009.
DAN:	Hi, I’m Dan Warmenhoven and I’m the Chairman and Chief Executive Officer of NetApp Inc. On May 20th of 2009 NetApp announced our intention to acquire Data Domain, a transaction valued at about one and a half billion dollars in both cash and stock. Now while the transaction is subject to regulatory and customary approvals, we would hope to close in the next 60 to 120 days. During that period we’ll have to operate independently. But my goal today is to share with you the background rationale and some of the excitement we feel about this combination.

I thought we should start by looking back at NetApp’s history. Fifteen years ago when NetApp was founded, right from the very beginning we were focused on the notion of helping customers in the areas of backup and data protection and recovery. We wanted then to minimize the frequency of backups to simplify their operations and make data restoration much easier and quicker. And so Snapshot was introduced in the first systems in 1994. Later, earlier in this decade, we pioneered the notion of disk-to-disk backup and archive. We introduced a product line based on ATA disk drives called NearStore, allowed customers to do asymmetric mirroring between high performance systems and low cost systems. We created technologies called SnapVault and SnapLock and Open Systems SnapVault. Our solutions were focused on helping customers who used NetApp primary storage and many of them even took it to the extreme of eliminating any dependency on tape. However, we never really had a terrific solution for customers who use non-NetApp primary storage and that’s the issue that Data Domain addresses. They have a terrific solution for customers who use other vendors’ storage as primary data storage. They have taken a great technology, basically the notion of in-stream deduplication, taken that technology into a terrific product line that’s got the same kind of attributes as NetApp’s products and the simplicity of an appliance, and it’s been delivered and taken to market and supported by an outstanding team. Great technology, great product, great team. And these are all very complementary with what NetApp provides, consistent with our themes that we’ve been advocating over the last decade. We’ve got a terrific philosophical alignment. We both want to help customers reduce the use of tape, using appliance-like solutions that are simple and easy to use. The addition of Data Domain complements NetApp’s leadership in storage efficiency. The 2009 Info Pro Survey rated NetApp number one in online data reduction and deduplication. That same survey rated Data Domain number one in backup data reduction and deduplication. So you can see the combination will be very powerful.

I should give you a few background facts on Data Domain. Their fiscal year, which ends at the end of the calendar year, in 2008 they were $274 million in revenue. They grew by 122% over the prior year. This past quarter, which ended in March, they were $79 million in revenue, approximately 80% of which came from the U.S. Their headquarters is very close to us in Santa Clara, as are most of their development locations in places like Raleigh, North Carolina, RTP. They have about 825 employees. So if you look at it in revenue or look at it in employees, they are roughly about 10% the size of NetApp today but their culture is very much like NetApp. They are very innovative, they’re very high energy, they’re very customer focused and, just like us, they love to beat EMC.

This expands the opportunity we think for both companies. NetApp has the market reach to expand the delivery of Data Domain’s portfolio to international markets and more enterprise customers. This past quarter Data Domain’s revenues were only 21% international. NetApp’s are more than 50%. So clearly we can take their product into our existing channels and, and partner networks outside the U.S. They also add a complementary high growth business to us, accelerating our combined growth rates, and we have the opportunity to add value to customers who don’t use NetApp primary storage today or divide their purchases between NetApp and another vendor. We hope we can continue to acquire new customer accounts with their technology. They have done a fabulous job of new, new customer acquisition, and we would hope to continue that or even accelerate it. At the same time, we’ll provide the Data Domain product line to current NetApp customers.

Relative to partners, we think this expands our partners’ opportunities as well. We will in fact rationalize channel programs but we think we have at NetApp a much more mature and developed channel program than Data Domain. So we’ll move them to, if you will, to the NetApp model and NetApp partners will gain access to the Data Domain products. We also have an opportunity to scale up Data Domain customers to port, consolidation of parts distribution and third party maintenance around the globe.

So some of the benefits to our customers and partners are, are as follows. First of all, the Data Domain customers, they get the NetApp commitment to the future of the Data Domain product line and they get access to NetApp’s global sales, support and services. NetApp’s customers get access to broader disk based backup portfolio products. Our partners get the access to the Data Domain products and to our reseller channel with a much more robust channel program. So I think it’s a win, win, win for everybody involved.

I have a message now to employees of both companies. Over the next 60 to 120 days, until we’ve reached the final approvals and are able to close this, this merger, we are still two separate and independent companies and will have to operate that way until the deal closes. If you’re a NetApp employee, please reach out to the Data Domain employees and embrace them as part of our great-place-to-work culture when you can. And if you’re a Data Domain employee, I want you to know how excited I am about having you join the NetApp family and we’re all committed to making the most of what you’ve developed over the last few years. I’m excited on many different dimensions. I hope you’re as excited as I am. Thank you.
[END OF RECORDING]
Forward-Looking Statements
Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties. NetApp, Inc. (“NetApp”) and Data Domain, Inc. (“Data Domain”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results, NetApp’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in NetApp’s and Data Domain’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor

Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.